PKF O’CONNOR DAVIES, LLP 245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com PKF O’Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms. May 6, 2026 British Columbia Securities Commission Alberta Securities Commission Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission Ontario Securities Commission Autorité des marchés financiers (Québec) Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission Financial and Consumer Services Division (Prince Edward Island) Office of the Superintendent of Securities Service, Newfoundland and Labrador Office of the Yukon Superintendent of Securities Office of the Superintendent of Securities (Northwest Territories) Office of the Superintendent of Securities, Nunavut Dear Sirs/Mesdames: Re: Curaleaf Holdings, Inc. – Change of Auditor Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of Curaleaf Holdings, Inc. dated May 5, 2026 (the "Notice") and, based on our knowledge of such information at this time, we agree with the statements made in the Notice. Yours very truly, PKF O’Connor Davies, LLP New York, New York